                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------

                                   SCHEDULE TO
                                 (Rule 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) or 13(e) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               ------------------

                                   N2H2, Inc.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                               ------------------

                Options to Purchase Common Shares, No Par Value,
             Granted to Eligible Employees Under N2H2's 1997, 1999,
  1999/2000 Transition and/or 2000 Stock Option Plans On or Before May 29, 2001
                         (Title of Class of Securities)

                               ------------------

                                    67019F104
                (CUSIP Number of Underlying Class of Securities)

                                  J. Paul Quinn
        Vice President - Chief Financial Officer, Secretary and Treasurer
                                   N2H2, Inc.
                          900 Fourth Avenue, Suite 3600
                            Seattle, Washington 98164
                                  206-336-1501

             (Name,address and telephone number of person authorized
               to receive notices and communications on behalf of
                                 filing person)

                               ------------------

                                    Copy to:
                                 Jim D. Johnston
                         Lane Powell Spears Lubersky LLP
                          1420 Fifth Avenue, Suite 4100
                            Seattle, Washington 98101
                                 (206) 223-7000

                               ------------------

                            CALCULATION OF FILING FEE

                 Transaction valuation*                   Amount of filing fee
                 ---------------------                    --------------------
                    $75,212                                    $16.00

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 947,557 common shares of N2H2 having an aggregate value of $75,212 as of October 29, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[ ]  Check box if any part of the fee is offset as provided by Rule 0-11(a)
     (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   [ ] Not applicable.  Filing party: [ ] Not applicable.
Form or Registration No.: [ ] Not applicable.  Date filed:   [ ] Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ]   third party tender offer subject to Rule 14d-l.
     [X]   issuer tender offer subject to Rule 13e-4.
     [ ]   going-private transaction subject to Rule 13e-3.
     [ ]   amendment to schedule 13D under Rule 13d-2.
     [ ] Check the following box if the filing is a final amendment reporting the results of the tender offer.

Item 1. Summary Term Sheet.

        The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated October 30, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2. Subject Company Information.

        (a) The name of the issuer is N2H2, Inc., a corporation organized under the laws of Washington ("N2H2" or the "Company"), the address of its principal executive offices is 900 Fourth Avenue, Suite 3600, Seattle, Washington 98164, and the telephone number of its principal executive offices is (206) 336-1501. The information set forth in the Offer to Exchange under Section 9 ("Information Concerning N2H2") is incorporated herein by reference.

        (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange Eligible Options (as defined in the Offer to Exchange) granted to Eligible Employees (as defined in the Offer to Exchange) for new options (the "New Options") or replacement options (the "Replacement Options"), as the case may be, to purchase common shares of the Company, no par value (the "Common Shares"), to be granted under the Option Plans (as defined in the Offer to Exchange), upon the terms and subject to the conditions described in the Offer to Exchange and the related cover letter and acceptance letter (the "Acceptance Letter"), attached hereto as Exhibit (a)(2) (the "Offer").

        The information set forth in the Offer to Exchange under "Summary Term Sheet," "Questions and Answers," Section 1 ("Eligible Options and Eligible Employees; Expiration Date"), Section 5 ("Acceptance of Eligible Options for Exchange and Issuance of New Options") and Section 8 ("Source and Amount of Consideration; Terms of New Options and Replacement Options") is incorporated herein by reference.

        (c) The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock Underlying the Eligible Options") is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

        The information set forth under Item 2(a) above is incorporated herein by reference.

Item 4. Terms of the Transaction.

        (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," "Questions and Answers," Section 1 ("Eligible Options and Eligible Employees; Expiration Date"), Section 3 ("Procedures for Tendering Eligible Options"), Section 4 ("Withdrawal Rights"), Section 5 ("Acceptance of Eligible Options for Exchange and Issuance of New Options"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options and Replacement Options"), Section 11 ("Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material U.S. Federal Income Tax Consequences"), and Section 15 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

        (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options and Our Common Shares") is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

        The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options and Our Common Shares") is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

        (a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

        (b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Eligible Options for Exchange and Issuance of New Options") and
Section 11 ("Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

        (c) Except as set forth in the Offer to Exchange under Section 9 ("Information Concerning N2H2"), Section 17 ("Additional Information") and
Section 18 ("Forward Looking Statements"), the Company does not have any plans, proposals or negotiations that relate or would result in any of the events described in Item 1006(c) of Regulation M-A.

Item 7. Source and Amount of Funds or Other Consideration.

        (a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options and Replacement Options") and Section 16 ("Fees and Expenses") is incorporated herein by reference.

        (b) The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

        (d) Not applicable.

Item 8. Interest in Securities of the Subject Company.

        (a) Not applicable.

        (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options and Our Common Shares") is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

        Not applicable.

Item 10. Financial Statements.

        The information set forth in the Offer to Exchange under Section 9 ("Information Concerning N2H2"), Section 17 ("Additional Information") and
Section 19 ("Financial Statements"), the information set forth in the Company's Annual Report on Form 10-K for its fiscal year ended September 30, 2000, the information set forth in the Company's Quarterly Reports on Form 10-Q for its fiscal quarters ended December 31, 2000, March 31, 2001 and June 30, 2001 and the information set forth in the Company's Report filed on Form 8-K, dated May 23, 2001 is incorporated herein by reference.

Item 11. Additional Information.

        (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options and Our Common Shares") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

        (b) Not applicable.

Item 12. Exhibits.

        (a)    (1)  Offer to Exchange, dated October 30, 2001.

               (2)  Form of Acceptance Letter.

               (3)  Form of Withdrawal Letter.

               (4) Form of Cover Letter to Employees Accompanying Offer to Exchange.

        (b)    Not applicable.

        (d)    (1)  N2H2 1997 Stock Option Plan

               (2)  N2H2 1999 Stock Option Plan

               (3)  N2H2 1999/2000 Transition Stock Option Plan

               (4)  N2H2 2000 Stock Option Plan.

               (5) Form of Instrument of Grant pursuant to the N2H2, Inc. Stock Option Plan.

        (g)    Not applicable.

        (h)    Not applicable.

Item 13. Information Required by Schedule 13E-3.

        Not applicable.

                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.



                                   N2H2, Inc.


                                   /s/ J. PAUL QUINN
                                   ----------------------
                                   J. Paul Quinn
                                   Vice President - Chief Financial Officer,
                                   Secretary and Treasurer

Date:  October 30, 2001

                                INDEX TO EXHIBITS


Exhibit
Number      Description
-------     -----------
(a)(1)      Offer to Exchange, dated October 30, 2001.
(a)(2)      Form of Acceptance Letter.
(a)(3)      Form of Withdrawal Letter.
(a)(4)      Form of Cover Letter to Employees Accompanying Offer to Exchange.



(d)(1)      N2H2 1997 Stock Option Plan
(d)(2)      N2H2 1999 Stock Option Plan
(d)(3)      N2H2 1999/2000 Transition Stock Option Plan
(d)(4)      N2H2 2000 Stock Option Plan.
(d)(5)      Form of Instrument of Grant pursuant to the N2H2 Stock Option Plan.





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